SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras proposes a new natural gas price structure for urban public transportation services

(Rio de Janeiro, January 27, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that its Board of Directors has approved a new natural gas price structure for the urban public transportation segment. This is part of the Company’s efforts to develop the natural gas market in the South, South East and Mid West of Brazil, regions fed by the Bolivia-Brazil gas pipeline

Following the adoption of a new price structure for imported Bolivian gas, in conjunction with the natural gas distributors, Petrobras is now seeking to boost demand for this fuel by proposing an exclusive price structure for the urban public transportation market. The Company proposes to guarantee the supply of natural gas to bus fleets for a ten year period at a price linked to the diesel oil price.

The new structure involves the distributors selling a cubic meter of natural gas to the bus fleet operators at 55% of the price charged by the fuel distributors for a liter of diesel oil.

The new structure is designed to encourage operators to renew their fleets with natural gas powered buses. Fleet owners are to be given the option to operate natural gas supply installations at their garages using their own infrastructure or contract out this responsibility.

This new formula is an alternative to the price incentives for using Bolivian gas which Petrobras recently announced. The introduction of any one of these alternatives will depend on separate agreements with the natural gas distributors and the respective state regulatory agencies.

The bus fleet in the metropolitan regions currently consists of 50,000 vehicles. The cities of Rio de Janeiro and São Paulo account for half of this total with an annual consumption of approximately one billion liters of diesel oil.

The Company believes that within six years, about 60% of the bus fleet in the metropolitan regions of the major capitals will be natural gas powered.

This initiative is expected to increase natural gas sales by two million m³/day, which represents a significant economy for the country’s foreign currency reserves through the reduction in diesel fuel imports. It will also cut the operating costs of public transportation fleets in urban areas.

Additional benefits will accrue in the environmental and public health areas due to the very low pollution levels involved in the operation of natural gas engines.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.